Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

May 9, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Larkin

Re:	Cascade Private Capital Fund (the “Fund” or the “Registrant”) (File Nos. 333-277947; 811-23700); Response to Comments on N-2

Dear Ms. Larkin:

This letter responds to the Staff’s comments that you provided via telephone on April 29, 2024 and May 8, 2024, in connection with the Staff’s review of the Fund’s registration statement filing under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2 on March 14, 2024 (“Registration Statement”). The changes to the Fund’s disclosure discussed below will be reflected in a revised prospectus and statement of additional information filed pursuant to Rule 424 under the 1933 Act.

For your convenience, we have repeated each comment below in bold, and our responses follow the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Prospectus – Cover Pages

1.	On p. i, in the definition of “Private Capital,” please explain what “other private market investments” are.

The Registrant will replace “other private market investments” with “structured equity securities that have both equity and credit qualities.”

2.	On p. i, please explain in plain English what “vintage years” are.

The Registrant will add disclosure responsive to this comment.

3.	With respect to the Fund’s 80% investment policy, please revise the clause “intends to invest” to “will invest.”

The Registrant will make the requested change.

4.	Please add disclosure regarding the notice period for changing the Fund’s 80% investment policy.

The Registrant will add disclosure stating that the Fund’s 80% investment policy may be changed without Shareholder approval upon at least 60 days’ prior written notice to Shareholders.

5.	On the cover page of the prospectus/page i, please describe the investment rating of the Fund’s debt investments. The Registrant will add disclosure responsive to this comment.

6.	Please note the status of the Fund’s exemptive relief permitting it to offer more than one class of shares consistently throughout the Registration Statement.

The Registrant will confirm the consistency of this disclosure throughout the Registration Statement. The Registrant’s investment adviser, Cliffwater LLC, has received exemptive relief from the Commission (Investment Company Act Release No. 33365, issued February 1, 2019) permitting any fund for which Cliffwater LLC acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act to offer multiple classes of shares.

7.	On page ii, within the description of the interval fund policies, please describe the interval for pricing and repayment of the Fund’s semi-annual repurchase offers.

The Registrant will add the requested disclosure.

8.	In the list of bullet points on page ii, please add to the end of the first bullet point the following text: “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.” The fourth bullet point of the list may be deleted.

The Registrant will make the requested changes.

9.	Please add to the list of bullet points beginning on page ii the following three bullets: (1) The amount of distributions that the Fund may pay, if any, is uncertain; (2) The fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors; (3) An investor will pay a sales load of up to [__]% and offering expenses of up to [__]% on the amount invested. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

The Registrant will add the first two applicable requested bullet point items. The Registrant notes that it does not currently offer a share class that is sold subject to either (a) a sales load, or (b) offering expenses, and the third bullet point addition is thus inapplicable.

10.	Please add a reference to leverage to the eighth bullet point in the list that begins on page ii (i.e., “Shares are speculative and involve a high degree of risk and leverage. See “General Risks.””).

The Registrant will make the requested changes.

Prospectus

11.	In the “Investment Objective” on page 1, it is the Staff’s view that unfunded capital commitments are not investments for purposes of an 80% investment policy. Please revise the disclosure to indicate that unfunded capital commitments will not be included in the Fund’s 80% investment policy calculation.

The Registrant will add disclosure noting that unfunded capital commitments are not counted for purposes of calculating the Fund’s 80% policy.

12.	Under “Private Capital Strategy Descriptions – Buyouts” on page 2, please describe in plain English what “control investments” are. The Registrant will make the requested revision.

13.	Under “Private Capital Strategy Descriptions – Private Debt” on page 2, please describe in plain English what “receivables factoring” is. The Registrant will make the requested revision.

14.	Please describe supplementally whether there is any exemptive relief required for the Fund’s investment in CCLFX.

The Fund’s investment in Cliffwater Corporate Lending Fund will be made in accordance with Section 12(d)(1)(F) of the Investment Company Act.

15.	With respect to “Private Capital Investment Structures” on page 3, please describe supplementally what the Fund’s “semi-liquid or listed investments” will be, and how these are considered investments in Private Capital.

Semi-liquid investments as used in the Prospectus refer to closed-end funds and business development companies, whether or not listed on an exchange, that may be bought and sold in transactions between market participants. Listed investments include money market funds, mutual funds, exchange-traded funds, listed closed-end funds and listed business development corporations. Semi-liquid and listed investments that have the characteristics of Private Capital, as described in the Fund’s Prospectus, will be considered Private Capital Investments for purposes of the Fund’s 80% policy, whereas those that do not have the characteristics of Private Capital will not.

16.	In romanette ii in the first paragraph under “Private Capital Investment Structures,” please explain what “other private assets” are.

The Registrant will add the following disclosure to as a parenthetical following “other private assets”:

“(investments in the capital structure (equity or possibly debt) of individual companies, or of a portfolio of companies, being sold on the secondary market)”

17.	Please supplementally explain how “other liquid investments” (romanette v in the first paragraph under “Private Capital Investment Structures”) are investments in Private Capital.

The Fund’s investment in “other liquid investments” in romanette v addresses investments, such as ETFs, that may not be Private Capital Assets and would not be counted as Private Capital Assets for purposes of the Fund’s 80% policy.

18.	Please clarify how the inclusion of listed and exchange traded investments in the first sentence of the first paragraph under “Private Capital Investment Structures” does not contradict the statement “The Fund’s Investments will typically not be registered with the SEC or any state securities commission and will typically not be listed on any national securities exchange.”

The Registrant will include language responsive to this comment.

19.	Please add “as defined below” for the first use of Co-Investments on page 4. The Registrant will make the requested addition.

20.	Please describe whether Co-Investments, as defined in this document, are those that require exemptive relief under the Investment Company Act.

The Co-Investments as described in the Prospectus and Statement of Additional Information do not require exemptive relief under the Investment Company Act. The Fund’s Co-Investments will be direct investments made alongside the general partner of a Private Capital Fund, which is the common use of the term in the industry. The Fund does not invest in privately negotiated transactions alongside other affiliated funds in transactions that would require exemptive relief.

21.	In the first paragraph under “Manager/Fund Selection” on page 5, please describe in plain English the disclosure in the parenthetical following romanette i.

The Registrant will revise the first paragraph under “Manager/Fund Selection” to describe the referenced disclosure in plain English.

22.	Please explain in plain English the meaning of “allocation of carry” in the parenthetical following romanette iv in the first paragraph on page 5.

The Registrant will revise the language in the parenthetical to read:

“allocation of realized gains and income between investors in a private equity fund and the fund’s manager”

23.	In the paragraph under “Co-Investment Selection” on page 6, please describe in plain English what is meant by “producing base case and downside cases” in romanette iv.

The Registrant will add disclosure responsive to this item.

24.	Please describe the “other vehicles” referenced in the last sentence of the second paragraph on page 7.

The Registrant will add disclosure describing “other vehicles” in the above-referenced paragraph.

25.	In the discussion under “Subsidiaries” on page 8, please disclose that the term “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (per Section 8) on an aggregate basis with the subsidiary. Please disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary such that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

The Registrant will revise the above-referenced paragraph to read as follows (added text underlined):

“The Fund may make investments through direct and indirect wholly owned subsidiaries that engage in investment activities in securities or other assets that are primarily controlled by the Fund (each a “Subsidiary” and collectively, the “Subsidiaries”). Such Subsidiaries will not be registered under the 1940 Act; however, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Fund complies with the provisions of the 1940 Act governing investment policies on an aggregate basis with the Subsidiaries. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will comply with certain sections of the 1940 Act and be subject to the same policies and restrictions as the Fund and the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. In addition, the Fund the complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary such that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18 of the 1940 Act.”

26.	Please disclose that the investment adviser to the subsidiary complies with the sections of the Investment Company Act as if it were the investment adviser to the Fund. Any investment advisory agreement between the subsidiary and the investment adviser is a material contract that should be included as an exhibit to the Fund’s registration statement. If the same person is the adviser to the Fund and the subsidiary and for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

The Registrant supplementally notes that the Fund wholly owns and controls the Subsidiary, the Fund and the Subsidiary are each managed by the Adviser and the Subsidiary does not have a separate advisory agreement from the Investment Management Agreement between the Adviser and the Fund, and there are no additional fees charged by the Adviser to the Subsidiary. The Registrant will add the following disclosure as the second paragraph under “Subsidiaries” on page 8:

“The Adviser will manage each Subsidiary and treat the assets of a Subsidiary as if the assets were held directly by the Fund. Each Subsidiary will comply with the provisions relating to affiliated transactions and custody for purposes of Section 17 of the 1940 Act. State Street Bank and Trust Company, the same service provider that serves as the primary custodian of the assets of the Fund, will serve as custodian to any Subsidiary.”

27.	Please disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

The Registrant will add the requested disclosure as indicated in its response to Staff Comment 26 above.

28.	Please disclose any of the subsidiary’s principal investment strategies or risks that constitute principal investment strategies or risks of the Fund. The strategies and risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

The Registrant will add the following disclosure as the third paragraph under “Subsidiaries” on page 8:

“By investing in a Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The Portfolio Funds and other investments held by the Subsidiaries are subject to the same risks that would apply to similar investments if held directly by the Fund. The Subsidiaries are subject to the same principal risks to which the Fund is subject (as described in this Prospectus). There can be no assurance that the investment objective of the Subsidiaries will be achieved. The Subsidiaries are not registered under the 1940 Act, but the Subsidiaries will comply with certain sections of the 1940 Act and be subject to the same policies and restrictions as the Fund. The Fund wholly owns and controls the Subsidiaries, and the Fund and the Subsidiaries are managed by the Adviser, making it unlikely that the Subsidiaries will take action contrary to the interests of the Fund and Shareholders.”

29.	Please explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

The Registrant supplementally confirms that the financial statements of each Subsidiary will be consolidated with the Fund’s financial statements.

30.	Please confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Registrant supplementally confirms that the Subsidiary and Board will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

31.	Please confirm supplementally that the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.

The Registrant supplementally confirms that the Subsidiary will agree to designate an agent for service of process in the U.S. The Subsidiary does not have a board of directors.

32.	This comment only applies if the subsidiary is wholly-owned. Please confirm supplementally that the wholly-owned subsidiary’s management fee, including any performance fee, will be included in “Management Fee,” and that the wholly owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

The Registrant confirms that the wholly-owned Subsidiary does not charge a management fee. The financial statements of any Subsidiary will be fully consolidated into the Fund’s financial statements and, therefore, the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

33.	Please confirm supplementally that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than assets wholly owned by the Fund.

The Registrant confirms that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than assets wholly owned by the Fund.

34.	In the fee table on page 13, there is a line for “Fees and Interest Payments on Borrowed Funds.” Can “Fees and” be deleted? If not, please describe the fees that would be included in this item.

The Registrant will make the requested change. Because the Registrant does not currently have any borrowings, the entire line item for “Fees and Interest Payments on Borrowed Funds” will be deleted from the fee table.

35.	In the expense example on page 14, please confirm that the return assumes it was made up entirely of capital gains, if applicable.

The expense example does not assume that return is made up entirely of capital gains, so such a statement is not applicable.

36.	Please confirm there are no senior securities. If there are any, please add the table required by Item 4.3 of Form N-2.

The Registrant confirms that the Fund does not currently have any senior securities outstanding.

37.	On page 21, if there is any borrowing by the Fund, please add the table required by Item 8 of Form N-2. The Registrant confirms that the Fund does not currently have any borrowings.

38.	Please describe the fundamental policies of the Fund in the prospectus. They may be deleted from the SAI, or may be included in both places. The Registrant will make the requested revision.

39.	In the paragraph beside “Concentration of Investments” on page 23, please clarify that the Fund will look through to underlying funds in determining the concentration of its investments.

In response to the Staff’s comment, the Fund will revise the final sentence to the “Concentration of Investments” disclosure:

“The Fund will look through to and consider the then-existing concentration of Portfolio Funds, to the extent they are known to the Fund, when making additional investments. The Fund will not invest 25% or more of its assets in one or more Portfolio Funds that it knows concentrate their assets in the same industry.” This is consistent with other registrants with similar strategies.

40.	Please delete the first sentence under “Limits of Risk Disclosure” on page 41.

The Registrant respectfully declines to make the requested revision, as the disclosure is consistent with industry practice and is appropriate to disclose to shareholders.

41.	Please add “bad faith” to the description of conditions that are not covered by the limitation of liability under the Investment Management Agreement on page 43.

The Registrant will make the requested addition.

42.	Please include the Distributor’s address in the disclosure on page 44. The Registrant will make the requested addition.

43.	Please include the Transfer Agent’s address in the disclosure on page 45. The Registrant will make the requested addition.

44.	In the paragraph under “Compensation Arrangements” on page 48, please add a statement at the end of the paragraph that “leverage, if used, has the effect of increasing compensation.”

The Adviser’s fee from the Fund is not calculated on managed assets (total assets of the Fund, including any assets attributable to leverage that may be outstanding, minus the sum of accrued liabilities, including accrued fees and expenses and other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares), but rather is based upon the Fund’s net asset value, and thus the use of leverage would not automatically increase the Investment Adviser's fee. However, the Registrant will add a statement that “leverage, if used, may have the effect of increasing compensation.”

45.	Please confirm that all disclosure required under Item 10.1.e of Form N-2 is included in the section “Dividend Reinvestment” on page 49. Additionally, if there are fees charged in connection with the dividend reinvestment plan, please add these to the Fund’s fee table.

The Registrant will revise the above-noted disclosure to include the information required by Item 10 of Form N-2. The Registrant confirms that no fees are charged in connection with the Fund’s dividend reinvestment plan.

46.	On page 51, under “Mandatory Redemption by the Fund,” please delete “, or would be in the best interests of the Fund” from the first paragraph. Please also delete the last bullet point from the list that extends onto page 52.

The Registrant will make the requested revisions.

47.	In the “Description of Shares” on page 59, please confirm that all information required by Item 10 of Form N-2 is included.

The Registrant will revise the above-noted disclosure to include the information required by Item 10 of Form N-2.

48.	In the “Summary of the Declaration of Trust” on page 60, please add a statement that the exclusive state forum provision does not cover claims arising under federal securities laws. Please also disclose the corresponding risks of the exclusive state forum provision (i.e., that Shareholders may have to bring suit in an inconvenient and less favorable forum). Please disclose the waiver of a right to a jury trial contained in the Declaration of Trust.

The Registrant will make the requested change.

49.

Please consider whether to add "Emerging Markets Risk" to the "Foreign Investments Risk" disclosure.

The Registrant will consider whether to add "Emerging Markets Risk" in the next annual update to its registration statement.

50.

Please explain what is meant by "other liquid investment vehicles" in romanette (vii) under "Private Capital Investment Structures" or delete the clause "other liquid investment vehicles."

The Registrant will delete the noted clause.

51.	Please confirm that the Adviser's fee waiver is not subject to recoupment. The Registrant confirms that the Adviser's fee waiver is not subject to recoupment.

52.	With respect to the Registrant's response to Staff Comment 39, please acknowledge a reasonableness expectation with respect to knowledge.

The Registrant acknowledges a reasonableness expectation with respect to knowledge.

Statement of Additional Information

53.	In response to Item 16 of Form N-2, please add the date of the Fund’s most recent name change to the second paragraph under “General Information” on page 3.

The Registrant will make the requested change.

54.	In the discussion of fundamental policies on page 4, please revise the last sentence to clarify that the Fund will look through to the underlying investments of Portfolio Funds to the extent known for purposes of measuring its industry concentration.

In response to the Staff’s comment, the Fund will add the following to the above-referenced disclosure.

“The Fund will look through to and consider the then-existing concentration of Portfolio Funds, to the extent they are known to the Fund, when making additional investments. The Fund will not invest 25% or more of its assets in one or more Portfolio Funds that it knows concentrate their assets in the same industry.” This is consistent with other registrants with similar strategies.

55.	In the Trustee table beginning on page 7, please add parentheticals providing the industry of the Trustees’ employment. The Registrant will add disclosure responsive to this comment.

56.	Under “Additional Information About the Trustees” on pages 8-9, please elaborate on each Trustee’s background. The Registrant will add disclosure responsive to this comment.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg